Gary B. Wolff, P.C.	488 Madison Avenue Suite 1100 New York, New York 10022
COUNSELOR AT LAW	Tel: (212) 644-6446 Fax: (212) 644-6498 Email: wolffpc@nyc.rr.com

Mail Stop 4561

December 18, 2008

Tom Kluck

Legal Branch Chief

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:

Innocap, Inc.

Information Statement on Schedule 14C/A2

File No.: 00050612

Dear Mr. Kluck:

We have filed the Company’s Second Amendment to its Information Statement on Schedule 14C on the EDGAR system. The paragraph numbers below correspond to the numbered comments in your December 17, 2008 Comment Letter.

General

1.

We are enclosing herewith as correspondence from the Company, its letter indicating its obligations under the Securities Exchange Act of 1934.

2.

Last sentence to 2nd paragraph in “Change of Business” now contains requested language.

Change in Business

3.

Additional information discussing sections of Investment Company Act of 1940 have been added to 4th paragraph in “Change of Business” section.

4.

Second paragraph in “Change of Business” now indicates number of shares outstanding on July 13, 2008.

Very truly yours,

/s/ Gary B. Wolff

Gary B. Wolff

Innocap, Inc.

3113 Madison Drive, Atlanta, GA 30346

770-378-4180

December 18, 2008

Tom Kluck

Legal Branch Chief

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:

Innocap, Inc.

Registration Statement S-1/A3

File No.: 333-153035

Dear Mr. Kluck:

We are responding to Commission Comment Letter dated December 17, 2008 regarding Innocap’s Registration Statement S-1/A3 acknowledging that:

•

Innocap, Inc. is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

Innocap, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

INNOCAP, INC.

/s/ B. Alva Schoomer

B. ALVA SCHOOMER

PRESIDENT

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